UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Private Placement

On August 1, 2025, Top KingWin Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) pursuant to which the Company agreed to sell 26,136,363 of its class A ordinary shares, par value of $0.0025 each (“Ordinary Shares”), for gross proceeds of approximately $11.5 million. The purchase price for each Ordinary Share is $0.44.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. This offering closed on August 5, 2025.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by such document.

Exhibits

Exhibit No.	Description
99.1	Form of the Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: August 7, 2025	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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